For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
866-GIVEN-IR
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER 2009 RESULTS

  - Second Quarter 2009 Revenues Increase 9% to a Record $36 Million -
  - 75% Increase in Second Quarter 2009 GAAP EPS to $.16  -
  - Second Quarter 2009 Non-GAAP EPS more than doubles to $.19 -

YOQNEAM, Israel, August 5, 2009 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2009.

Worldwide revenues in the second quarter of 2009 increased to a record $36 million from $33.1 million in the second quarter of 2008.  Gross margin in the second quarter of 2009 increased to 76.1%, compared to 75.5% in the second quarter of 2008.

Net income for the second quarter of 2009 increased by 75% to $4.9 million or $0.16 per share on a fully diluted* GAAP basis compared to $2.9 million, or $0.09 per share, respectively, in the second quarter of 2008.  Non-GAAP earnings per share for the second quarter of 2009 increased to $0.19, compared to $0.09 in the same period last year.

Non-GAAP net income for the quarter excludes a tax benefit of $1.4 million resulting from a settlement agreement with the Israeli Tax Authorities related to an audit of the Company’s income tax returns for fiscal years 2004 through 2007.  Non-GAAP net income also excludes compensation expense (FAS123R) of $2.1 million.  A reconciliation of GAAP results to non-GAAP results is below.

Cash and cash equivalents, short-term investments and marketable securities at June 30, 2009 increased to $83.3 million.

“We are very pleased that despite the global economic slowdown, we are reporting very good second quarter results including record revenue fueled by strong Bravo sales and the highest level of PillCam SB sales ever reported.  In particular, we’re extremely pleased that our efforts to increase operating efficiencies and make our sales promotions more cost-effective allowed us to triple the second quarter non-GAAP operating margin to almost 12%,” said Homi Shamir, president and CEO of Given Imaging.  “Based on our robust second quarter and first half 2009 results, we believe that we are firmly on track to achieve our 2009 financial guidance.”

___________________________
* Based on fully diluted shares of 29,766,429 at June 30, 2009, and  30,678,341 at June 30, 2008

Second Quarter 2009 Revenue Analysis

Sales in the Americas region increased 16% to $22.9 million, from $19.7 million in the same period in 2008, and 18% compared to $20.2 million in the first quarter of 2009.  Sales in the Americas region include $3.3 million from sales of the Bravo pH Monitoring System (Bravo).  Sales in the EMEA region were $10 million, an increase of 20% from $8.3 million in the same period in 2008.  EMEA sales include $400,000 from sales of Bravo.  Sales in the APAC region were $3.2 million, a decline of 36% from $5 million last year. The decline in sales in the APAC region is attributable to a decline in systems sales in Japan, and a weak market in most of the Asian countries.

Worldwide PillCam SB sales amounted to 57,500 capsules in the second quarter of 2009, an increase of 8% compared to the same period last year.  PillCam SB sales in the Americas region increased by 1% to 38,500 in the second quarter of 2009 compared to 38,200 in the second quarter of 2008.  PillCam SB sales in the EMEA region increased 36% compared to the second quarter of 2008, while PillCam SB sales in the APAC region decreased 2%. Worldwide reorders of PillCam SB increased by 9% to approximately 56,100 compared to approximately 51,300 in the second quarter of 2008.  PillCam SB reorders accounted for the majority of PillCam SB sales in the second quarter.

Supplemental second quarter data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2009, sales increased by 10% to $66.5 million compared to $60.2 million in the same period of 2008.  Sales in the Americas region in the first half of 2009 grew 21% to $43.1 million compared to $35.5 million in the same period in 2008.  For the six month period, sales of PillCam SB in the Americas region grew approximately 7%. Also, sales in the Americas region include $5.9 million from sales of Bravo.  Sales in the EMEA region increased by 10% to $18.1 million, from $16.5 million in the same period in 2008, and sales in the APAC region were $5.4 million, a decline of 50% from $8.1 million last year.

Gross profit for the six month period was 76% compared to 73.5% in 2008.  Net income for the first six months of 2009 increased 29% to $5.1 million, or $0.17 per share on a fully diluted GAAP basis, compared to net income of $4 million or $0.13 per share for the same period in 2008.  Non-GAAP earnings per share for the first six months of 2009 increased to $7.4 million or $0.25, compared to $2.8 million or $0.09 in the same quarter of last year.

2009 Guidance

The company is reaffirming its guidance for 2009 for revenues of between $141 million and $148 million, and GAAP EPS of between $0.20 - $0.28, and non-GAAP EPS of $0.46 - $0.54.

Recent Developments

o	One Millionth PillCam Milestone

In May 2009, Given Imaging announced that it had reached the milestone of selling one million PillCam video capsules since the company introduced the PillCam video capsule in 2001.

o	Launched Two New Products: SensorBelt and RecorderPouch

In May, Given Imaging launched a simplified procedure for performing PillCam SB 2 capsule endoscopies for the detection of disease in the small intestine.  The new procedure utilizes two new products -- SensorBelt and RecorderPouch -- replacing the sensor array and the recorder belt used previously with the DataRecorder to record the wireless signals emitted by the capsule.  The RecorderPouch and SensorBelt are now available following 510k clearance.

o	Dick Aderman Named President of Given Imaging Inc.

Dick Aderman was appointed President of Given Imaging Inc. in July.  Mr. Aderman has extensive healthcare technology and diagnostics industry experience.

o	First Generation PillCam COLON Study Published in the New England Journal of Medicine

Results from a prospective multi-center study comparing the performance of the first generation PillCam COLON capsule endoscope with optical colonoscopy for the detection of colorectal polyps and cancer were published in the July 16, 2009 issue of the New England Journal of Medicine. The study's authors concluded that while this first-generation PillCam COLON's sensitivity for detecting colonic lesions was lower than colonoscopy, colon capsule endoscopy is a safe way to visualize the colon that obviates the need for sedation, intubation or air insufflation.  Given Imaging is currently conducting R&D trials for the second generation PillCam COLON in Israel.  PillCam COLON is not cleared for use in the USA.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00am ET on Thursday, August 6.  To participate in this teleconference, please dial 888-820-9408 fifteen minutes before the conference is scheduled to begin.  Callers outside of the U.S. should dial 913-312-1241. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until August 20 by dialing 888-203-1112.  Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 4097216.

Hebrew Call
A separate conference call in Hebrew will take place on August 6 at 2:00pm Israel time, 7am ET.  To access this call, please dial +972 3 9180609 ten minutes before the conference is scheduled to begin. A replay of the call will be available from August 9 until August 11 by dialing +972 3 9255951.

About Given Imaging
Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO, and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose disease of the esophagus, small bowel and colon and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Since 2001, more than one million PillCam® video capsules have helped physicians evaluate patients for GI disorders.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended June 30, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of Marketing	Tax
	Development	Marketing	Administration	Agreement	Benefit	Total

Three month period ended June 30, 2009

Compensation expenses	$115	$845	$1,218	$-	$-	$2,178
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$115	$845	$1,218	$-	$(1,390)	$788

Three month period ended June 30, 2008

Compensation expenses	$88	$500	$1,157	$-	$-	$1,745
IP Litigation expenses	-	-	468	-	-	468
Patent litigation settlement	-	-	(2,333)	-	-	(2,333)
Total	$88	$500	$(708)	$-	$-	$(120)

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Six Months Ended June 30, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of Marketing	Tax
	Development	Marketing	Administration	Agreement	Benefit	Total

Six month period ended June 30, 2009

Compensation expenses	$193	$998	$2,497	$-	$-	$3,688
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$193	$998	$2,497	$-	$(1,390)	$2,298

Six month period ended June 30, 2008

Compensation expenses	$173	$836	$2,247	$-	$-	$3,256
IP Litigation expenses	-	-	3,375	-	-	3,375
Patent litigation settlement	-	-	(2,333)	-	-	(2,333)
Termination of marketing agreement	-	-	-	(5,443)	-	(5,443)
Total	$173	$836	$3,289	$(5,443)	$-	$(1,145)

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended June 30, 2009 and 2008
Condensed, in thousands except share and per share data

	GAAP	Q2 2009 Specified Items (*)	Non GAAP	GAAP	Q2 2008 Specified Items (*)	Non GAAP

Revenues	$36,030	-	$36,030	$33,072	-	$33,072
Cost of revenues	(8,621)	-	(8,621)	(8,108)	-	(8,108)

Gross profit	27,409	-	27,409	24,964	-	24,964
Gross profit as a % of revenues	76.1%	-	76.1%	75.5%	-	75.5%

Operating expenses
Research and development, net	(4,214)	115	(4,099)	(3,523)	88	(3,435)
Sales and marketing	(16,541)	845	(15,696)	(16,960)	500	(16,460)
General and administrative	(4,564)	1,218	(3,346)	(2,894)	(708)	(3,602)
Termination of marketing agreement	-	-	-	-	-	-
Other, net	(3)	-	(3)	-	-	-

Total operating expenses	(25,322)	2,178	(23,144)	(23,377)	(120)	(23,497)

Operating profit	2,087	2,178	4,265	1,587	(120)	1,467
Operating profit as a % of revenues	5.8%		11.8%	4.8%		4.4%

Financing income ,net	1,316	-	1,316	870	-	870

Profit before taxes on income	3,403	2,178	5,581	2,457	(120)	2,337
Income tax benefit (expense)	1,194	(1,390)	(196)	33	-	33

Net Profit	4,597	788	5,385	2,490	(120)	2,370

Net loss attributable to non-controlling interest	291	-	291	394	-	394

Net profit attributable to shareholders	$4,888	$788	$5,676	$2,884	$(120)	$2,764
Net profit attributable to shareholders as a % of revenues	13.6%		15.8%	8.7%		8.4%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.17	$0.02	$0.19	$0.10	-	$0.10

Diluted Earnings attributable to shareholders per Ordinary Share	$0.16	$0.03	$0.19	$0.09	-	$0.09

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the six months ended June 30, 2009 and 2008
Condensed, in thousands except share and per share data

	GAAP	YTD 2009 Specified Items (*)	Non GAAP	GAAP	YTD 2008 Specified Items (*)	Non GAAP

Revenues	$66,503	-	$66,503	$60,196	-	$60,196
Cost of revenues	(15,939)	-	(15,939)	(15,943)	-	(15,943)

Gross profit	50,564	-	50,564	44,253	-	44,253
Gross profit as a % of revenues	76.0%	-	76.0%	73.5%	-	73.5%

Operating expenses
Research and development, net	(7,890)	193	(7,697)	(6,899)	173	(6,726)
Sales and marketing	(30,499)	998	(29,501)	(31,922)	836	(31,086)
General and administrative	(8,979)	2,497	(6,482)	(10,173)	3,289	(6,884)
Termination of marketing agreement	-	-	-	5,443	(5,443)	-
Other, net	(15)	-	(15)	-	-	-

Total operating expenses	(47,383)	3,688	(43,695)	(43,551)	(1,145)	(44,696)

Operating profit (loss)	3,181	3,688	6,869	702	(1,140)	(438)
Operating profit (loss) as a % of revenues	4.8%		10.3%	1.2%		(0.1%)

Financing income, net	190	-	190	2,466	-	2,466

Profit before taxes on income	3,371	3,688	7,059	3,168	(1,145)	2,023
Income tax benefit	1,166	(1,390)	(224)	(126)	-	(126)

Net Profit	4,537	2,298	6,835	3,042	(1,145)	1,897

Net loss attributable to non-controlling interest	590	-	590	918	-	918

Net profit attributable to shareholders	$5,127	$2,298	$7,425	$3,960	$(1,145)	$2,815
Net profit attributable to shareholders as a % of revenues	7.7%		11.2%	6.6%		4.7%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.18	$0.08	$0.26	$0.14	$(0.04)	$0.10

Diluted Earnings attributable to shareholders per Ordinary Share	$0.17	$0.08	$0.25	$0.13	$(0.04)	$0.09

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Unaudited Consolidated Balance Sheets
In thousands except share data

	June 30,	December 31,
	2009	2008

Assets

Current assets
Cash and cash equivalents	$29,238	$31,697
Short-term investments	27,039	28,509
Accounts receivable:
Trade (Net of provisions for doubtful debts of $256
and of $210 as of June 30, 2009 and December 31,
2008, respectively)	22,381	21,673
Other	2,988	4,662
Inventories	21,619	18,931
Advances to suppliers	839	3,540
Deferred tax assets	995	1,178
Prepaid expenses	1,249	1,631

Total current assets	106,348	111,821

Deposits	1,078	1,094

Assets held for employee severance payments	4,093	3,686

Marketable Securities	27,091	30,063

Fixed assets, at cost, less accumulated depreciation	14,770	15,115

Intangible assets less accumulated amortization	11,869	12,067

Goodwill	4,063	4,069

Total Assets	$169,312	$177,915

Given Imaging Ltd. And its Consolidated Subsidiaries
Unaudited Consolidated Balance Sheets
In thousands except share data

	June 30,	December 31,
	2009	2008

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	$138	$114
Accounts payable
Trade	8,108	7,418
Other	16,324	17,612
Deferred income	605	1,523
Total current liabilities	25,175	26,667

Long-term liabilities
Obligation under capital lease, net	407	485
Liability in respect of employees’ severance payments	4,735	4,599
Total long-term liabilities	5,142	5,084
Total liabilities	30,317	31,751

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,258,785 and 29,257,785 shares
issued and fully paid as of June 30, 2009 and
December 31, 2008, respectively)	343	343
Additional paid-in capital	177,671	173,983
Capital reserve	2,166	2,166
Accumulated other comprehensive income (loss)	249	(600)
Accumulated deficit	(42,393)	(31,721)
Shareholders' equity	138,036	144,171
Non-controlling interest	959	1,993
Total Equity	138,995	146,164

Total liabilities and equity	$169,312	$177,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Unaudited Consolidated Statements of Operations
In thousands except share and per share data

	Six month period ended June 30,		Three month period ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008

Revenues	$66,503	$60,196	$36,030	$33,072	$125,108
Cost of revenues	(15,939)	(15,943)	(8,621)	(8,108)	(33,001)

Gross profit	50,564	44,253	27,409	24,964	92,107

Operating expenses
Research and development, gross	(8,524)	(7,689)	(4,514)	(3,893)	(15,126)
In-process research and development
acquired in a business combination	-	-	-	-	(4,700)
	(8,524)	(7,689)	(4,514)	(3,893)	(19,826)

Government grants	634	790	300	370	1,530
Research and development, net	(7,890)	(6,899)	(4,214)	(3,523)	(18,296)

Sales and marketing	(30,499)	(31,922)	(16,541)	(16,960)	(60,902)
General and administrative	(8,979)	(10,173)	(4,564)	(2,894)	(19,320)
Termination of marketing agreement	-	5,443	-	-	5,443
Other, net	(15)	-	(3)	-	(867)

Total operating expenses	(47,383)	(43,551)	(25,322)	(23,377)	(93,942)

Operating profit (loss)	3,181	702	2,087	1,587	(1,835)
Financing income, net	190	2,466	1,316	870	4,004

Profit (loss) before taxes on income	3,371	3,168	3,403	2,457	2,169
Income tax benefit (expense)	1,166	(126)	1,194	33	(250)

Net Profit	4,537	3,042	4,597	2,490	1,919

Net loss attributable to non-controlling
Interest	590	918	291	394	2,087

Net profit attributable to shareholders	$5,127	$3,960	$4,888	$2,884	$4,006

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.18	$0.14	$0.17	$0.1	$0.14

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.17	$0.13	$0.16	$0.09	$0.13

Weighted average number of Ordinary
Shares used to compute basic
earnings per Ordinary share	29,258,035	29,251,868	29,258,285	29,252,785	29,254,035

Weighted average number of
Ordinary Shares used to compute
diluted Earnings per Ordinary share	29,838,686	30,886,460	29,766,429	30,678,341	30,798,360

Given Imaging Ltd. and its Consolidated Subsidiaries
Unaudited Consolidated Statements of Cash Flows
In thousands
	Six month period ended June 30,		Three month period ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008

Cash flows from operating activities:
Net profit	$4,537	$3,042	$4,597	$2,490	$1,919
Adjustments required to reconcile
net profit to net cash used in
operating activities:
Depreciation and amortization	2,982	2,541	1,517	1,276	5,183
In-process research and development	-	-	-	-	4,700
Goodwill impairment	-	-	-	-	406
Deferred tax assets	183	175	173	13	172
Stock option compensation	3,688	3,256	2,178	1,745	6,918
Other	(136)	9	(145)	(80)	621
Net increase in trading securities	(3,372)	-	(3,372)	-	-
Decrease (increase) in accounts
receivable – trade	(708)	2,788	(527)	(2,163)	1,642
Decrease (increase) in accounts receivable – other	1,674	4,583	(660)	(2,967)	5,723
Decrease (increase) in prepaid expenses	382	82	637	(1)	(342)
Change in advances to suppliers	2,701	(25)	2,742	38	(3,350)
(Increase) decrease in inventories	(2,688)	(2,617)	676	(2,017)	(2,971)
Increase (decrease) in accounts payable	(509)	(1,785)	(687)	303	(3,287)
Decrease in deferred income	(918)	(6,513)	(524)	(21)	(7,856)
Net cash provided by operating activities	7,816	5,536	6,605	(1,384)	9,478
Cash flows from investing activities:
Excess of cash investment over equity
share in subsidiary	-	965	-	965	-
Purchase of fixed assets and
intangible assets	(2,448)	(3,597)	(1,392)	(2,350)	(6,300)
Purchase of fixed assets, intangible assets
and goodwill in a business combination	-	(244)	-	(219)	(16,660)
Deposits	(10)	-	(13)	-	(192)
Proceeds from sales of marketable
Securities and change in short term investments	20,726	34,714	(1,055)	16,274	67,743
Proceeds from sales of fixed assets	-	30	-	5	61
Investments in marketable securities	(12,208)	(32,514)	(11,958)	(12,887)	(61,986)
Net cash provided by (used in)
Investing activities	6,060	(646)	(14,418)	1,788	(17,334)
Cash flows from financing activities:
Principal payments on capital lease obligation	(65)	$(85)	(32)	$(35)	(120)
Proceeds from the issuance of
Ordinary Shares	-	196	-	-	252
Dividend distribution	(15,799)	-	-	-	-
Purchase of shares from a non-controlling shareholder in a subsidiary	(382)	-	(382)	-	-
Issuance of shares to a non-controlling
shareholder in a subsidiary	-	1,207	-	-	2,288
Net cash (used in) provided by
financing activities	(16,246)	1,318	(414)	(35)	2,420
Effect of exchange rate changes on cash	(89)	273	169	98	30
Increase (decrease) in cash and cash
Equivalents	(2,459)	6,481	(8,058)	467	(5,406)
Cash and cash equivalents at beginning
of period	31,697	37,103	37,296	43,117	37,103
Cash and cash equivalents at end of period	$29,238	$43,584	$29,238	$43,584	$31,697
Supplementary cash flow information
Income taxes paid	$85	$122	$41	$47	$259
Assets acquired under capital lease	-	$109	-	-	$109